PhytoMedical Technologies, Inc.

100 Overlook Drive, 2nd Floor

Princeton, New Jersey 08540

By Edgar

April 29, 2010

United States Securities and Exchange Commission

100F Street, NE

Washington, D.C. 20548

Mail Stop 4720

Attention: Jeffrey Riedler, Assistant Director

RE:      PhytoMedical Technologies, Inc. (the “Company”)—Registration Statement on Form S-1 (File No. 333-165883) Filed on April 2, 2009

On behalf of the Company, request is hereby made pursuant to Rule 461 of the Securities Act of 1933, as amended, that the effective date for the above-referenced Registration Statement be accelerated to 9:00 am Monday, May 3, 2010, or as soon as practicable thereafter.

In connection with the foregoing, the Company hereby acknowledges that:

•         should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•         the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•         the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Thank you for your courtesy, assistance and cooperation in this matter.

Very truly yours,

PhytoMedical Technologies, Inc.

By:       /s/ James Lynch

Name:  James Lynch

Title:    President and Chief Executive Officer